BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

January 11, 2011

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 5, 2010
File No. 001-14905

Dear Mr. Rodriguez:

The purpose of this letter is to respond to your letter dated December 10, 2010. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Notes to Consolidated Financial Statements

Note 5: Investments in equity securities, page 9

1.

Your gross unrealized losses on equity securities increased from $3,047 million at December 31, 2009 to $3,484 million at September 30, 2010 while markets generally improved during this period. Your equity securities that were in a gross unrealized loss position for at least 12 months increased from $1,864 million at December 31, 2009 to $2,507 million at September 30, 2010. Please address the following comments:

•

Please identify for us the four issuers at both December 31, 2009 and September 30, 2010, other than Wells Fargo & Company, referenced in your disclosure related to securities that have been in a gross unrealized loss position for at least 12 months. For each individual security (in the context of ASC 320-10-35-20), including Wells Fargo, please tell us the original cost, the gross unrealized loss and the length of time the individual security has been in a continuous loss position.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

•

For each individual security, please identify for us the evidence you relied upon to support a realizable value equal to or greater than the carrying value of the investment. In your response, please identify both the positive and negative information you considered that is not already contemplated by and reflected in the quoted market price of the security and the relative significance of this information to the conclusion you reached. For example, your disclosure indicates that you consider “the current and expected long-term business prospects of the issuer,” including that “the future earnings potential and underlying business economics of these companies are favorable.” However, these factors appear to already be contemplated by and reflected in the quoted market price.

A summary of the individual common stocks in an unrealized loss position for more than twelve consecutive months as of December 31, 2009 and September 30, 2010 follows. Dollar amounts are in millions, except per share amounts.

December 31, 2009
Issuer	Cost	Gross Unrealized Loss	Months of Continuous Loss	Cost Per Share	Market Price Per Share	Highest Market Price Per Share (2)
Kraft Foods	$4,330	$789	15	$29.65-34.98	$27.18	$29.57
U.S. Bancorp	2,371	646	12	28.02-34.67	22.51	25.35
Swiss Re	773	231	18	58.06-74.65	48.21	50.26
Sanofi-Aventis	1,359	110	21	80.64-90.07	78.85	80.53
Wells Fargo (1)	3,664	832	12	31.43-36.33	26.99	31.38

(1)	The fair value of Berkshire’s aggregate investment in Wells Fargo of $9,021 million exceeded cost by $1,627 million or 22%.

(2)	Represents highest closing market price during the 12 months ending December 31, 2009.

September 30, 2010
Issuer	Cost	Gross Unrealized Loss	Months of Continuous Loss	Cost Per Share	Market Price Per Share	Highest Market Price Per Share (2)
Kraft Foods	$2,939	$208	24	$31.98-34.67	$30.86	$31.95
U.S. Bancorp	2,167	702	21	29.07-34.67	21.62	28.26
Swiss Re	773	280	27	58.06-74.65	43.86	51.60
Sanofi-Aventis	1,115	258	30	82.95-90.07	66.64	82.48
Wells Fargo (1)	3,210	920	21	34.09-36.33	25.115	33.88

(1)	The fair value of Berkshire’s aggregate investment in Wells Fargo of $8,859 million exceeded cost by approximately $1,003 million or 13%.

(2)	Represents highest closing market price during the 12 months ending September 30, 2010.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

In evaluating the individual securities for other-than-temporary impairment, the exercise of considerable judgment is involved. Berkshire refers to information made publicly-available by those companies, including earnings releases, financial statements and SEC filings, as applicable. Berkshire considers the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value was less than cost, the relative magnitude of the decline and most importantly Berkshire’s ability and intent to hold the investment until the cost is recovered.

Prior to providing the Commission with additional information regarding the five securities identified in the table above, Berkshire wishes to address the Commission’s inference in its comment letter that at any point in time the quoted market prices reflect future earnings potential and underlying business economics of an issuer of a security. Berkshire management does not believe that the validity of the efficient market hypothesis as suggested by the Commission can either be proven or disproven. Information made available by the issuer of a security including current results and expectations regarding the future will likely be interpreted differently by individual investors.

Berkshire acquired the five securities described in the tables above based on Berkshire management believing that the prices paid were below each security’s then intrinsic value. Berkshire management believed that such prices continued to be below each security’s intrinsic value at December 31, 2009 and September 30, 2010 and Berkshire management continues to believe this to be true at this date. Berkshire management is very confident that in time each security’s market price will grow to at least the intrinsic value that existed at the dates of acquisition. Accordingly, since Berkshire has both the ability and current intent to hold these securities until this occurs, Berkshire does not believe it to be prudent to record an impairment charge. Additional information specific to these five securities is included in the paragraphs that follow.

A significant portion of the gross unrealized losses over one year in duration as of December 31, 2009 and September 30, 2010 related to common stock investments in entities operating in the banking and financial services sectors (Wells Fargo, U.S. Bancorp and Swiss Re). The housing and credit crises and economic recession that manifested in 2008 resulted in significant loan or investment losses being recognized with respect to many companies operating in these sectors.

Significant government actions were taken and new laws enacted since 2008 in response to the aforementioned crises and recession, many of which impact Wells Fargo, U.S. Bancorp and Swiss Re. New regulations have been and are continuing to be developed by government agencies with respect to implementing the new laws. Uncertainty remains with respect to the impact that the new laws and regulations will have on the future earnings power of these companies. There is also uncertainty as to what actions these companies will take in response to the changing regulatory environment and general or industry market conditions.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

Notwithstanding the risks, Berkshire’s management believes that these three entities have maintained or strengthened their business franchises and capital adequacy. Berkshire management also believes that the future earnings potential for these entities is favorable. Each of these entities reported significant earnings in 2009 and through the first nine months of 2010. Each of these entities has repaid preferred equity interests issued in late 2008 and early 2009 during the heart of the crises and have otherwise restricted common shareholder dividends to retain capital. We continue to believe that these entities (a) provide and will continue to provide important services to businesses and individuals alike and (b) are well managed and positioned for earnings growth into the future.

Kraft Foods, a leading global food company, has reported favorable operating results in 2009 and 2010. Given the nature of Kraft’s business and the prominence of its products, Berkshire believes that Kraft possesses a significant economic franchise and the potential for continuing growth in earnings. Kraft’s management has indicated that it expects growth to accelerate in 2011. Unrealized losses on Kraft Foods common stock as a percentage of cost were approximately 18% as of December 31, 2009 and 7% as of September 30, 2010.

Sanofi-Aventis, a large global pharmaceutical company, reported strong earnings in recent periods. Its earnings per share in 2009 increased about 18% versus 2008 and for the first nine months of 2010, earnings per share increased about 9% over the same period in 2009. Berkshire believes that Sanofi-Aventis possesses a significant economic franchise and potential for continued growth in earnings and earnings per share. Berkshire does not believe there are significant negative considerations that are unique to Sanofi-Aventis.

Subsequent to September 30, 2010, the per share market prices of the common stocks of Wells Fargo, U.S. Bancorp and Swiss Re increased between 20% and 25% as compared to September 30, 2010. The per share market prices of Kraft and Sanofi-Aventis were relatively unchanged at December 31, 2010 as compared to September 30, 2010. As a result, Berkshire’s over twelve months unrealized losses associated with these investments will decline by approximately $1.0 billion during the fourth quarter.

At December 31, 2009 and September 30, 2010, Berkshire concluded that it possessed the ability and intent to hold these securities to their anticipated recovery. Historically, Berkshire has demonstrated the ability to hold equity securities for very long periods of time and currently holds certain equity securities that were acquired over 20 years ago. Berkshire continues to believe it is reasonably possible that the market prices for each of these five securities will recover to at least cost within the next one to two years assuming that there are no material adverse events affecting these companies or the industries in which they operate. Although Berkshire currently intends to hold these securities to their eventual recovery, such intentions may change in the future. Berkshire’s intentions to hold securities may change as a result of (a) material adverse changes to the long-term business outlook of the investee or the industry in which the investee operates, (b) alternative investment opportunities that Berkshire deems to be more attractive than the currently held investments or (c) changes in Berkshire’s perceptions with respect to the quality of the management of the investee.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

Based on the information presented above, Berkshire believed that its conclusions to not record other-than-temporary impairment charges on these investments was appropriate and in accordance with ASC 320 and Topic 5M. Berkshire will continue to evaluate the unrealized losses in our investments in equity securities in future periods based on the information currently available and assess whether impairment losses should be considered to be other-than-temporary for financial reporting purposes.

2.

Your disclosure indicates that there is $977 million in gross unrealized losses in equity securities that have been in an unrealized loss position for less than 12 months at September 30, 2010. In order to help us evaluate your conclusion that the $977 million of gross unrealized losses are temporary, please tell us how much of this amount relates to securities in a continuous loss position for at least six months, but less than 12 months and for any significant component of that amount, please provide the analysis requested in the preceding comment.

As of September 30, 2010, there were gross unrealized losses of $977 million in equity securities that were in an unrealized loss position for less than twelve months, which included $273 million of unrealized losses that were in a continuous loss position of more than six months. The unrealized losses with durations of more than six months and less than a year were primarily related to Wells Fargo and Sanofi-Aventis. The information provided in our response to Comment 1 is applicable to this comment.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

cc:	Mark Brunhofer – Senior Staff Accountant
Daniel J. Jaksich